UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

Aspect Medical Systems, Inc.
(Name of Subject Company)
Aspect Medical Systems, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
045235108
(CUSIP Number of Class of Securities)
Nassib G. Chamoun
President and Chief Executive Officer
Aspect Medical Systems, Inc.
One Upland Road
Norwood, MA 02062
(617) 559-7788
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Susan W. Murley, Esq.
Hal J. Leibowitz, Esq.
Jeffrey A. Hermanson, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto are the following communications:
•	Exhibit A — Joint press release of Covidien plc (“Covidien”) and Aspect Medical Systems, Inc. (“Aspect”), dated September 28, 2009, announcing that Covidien and Aspect have signed a definitive agreement pursuant to which Covidien has agreed to acquire Aspect

•	Exhibit B — List of frequently asked questions relating to the proposed acquisition distributed by Aspect on September 28, 2009

EXHIBIT A
News Release
Covidien Announces Definitive Agreement to Acquire Aspect Medical Systems, Inc.
DUBLIN, Ireland & NORWOOD, Mass., Sep 28, 2009 (BUSINESS WIRE) — Covidien (NYSE: COV) and Aspect Medical Systems, Inc. (NASDAQ: ASPM) today announced that Covidien has reached a definitive agreement to acquire Aspect, a global market leader in brain monitoring technology.
The Boards of Directors of both companies have unanimously approved the transaction, pursuant to which a wholly owned subsidiary of Covidien will pay $12.00 in cash per Aspect share for a total of approximately $210 million, net of cash and short-term investments acquired. The transaction, which will take the form of an all cash tender offer followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by the end of calendar 2009.
Founded in 1987, Aspect is recognized as a pioneer and global market leader in brain monitoring, with 2008 revenues of $99 million. Aspect’s premier product — Bispectral Index(TM) (BIS(TM)) technology — became the first clinically proven and commercially available direct measure of the effects of anesthetics and sedatives on the brain. Aspect led the way to develop proprietary technologies that directly measure these effects and ultimately improve the quality and cost effectiveness of patient care. BIS technology is designed to allow medical professionals to reliably gauge the precise amount of anesthetic medication required by each patient, resulting in better overall patient care.
“The acquisition of Aspect will allow Covidien to broaden its product offerings and add a market leading brain monitoring technology to its portfolio,” said Pete Wehrly, President, Respiratory & Monitoring Solutions, Covidien. “Aspect will bring us enhanced clinical expertise, a strong research & development organization and expand our presence in the operating room. The acquisition is consistent with our strategy of expanding into adjacent market segments and will help us achieve our mission of enhancing the quality of life for patients and improving outcomes for our customers.”
“Joining Covidien provides Aspect with the scale and resources to accelerate growth of BIS and other Aspect products, to continue to invest in outcomes research, comparative effectiveness and innovation, and to support the strategy of providing products that are designed to improve patient outcomes,” said Nassib Chamoun, President and Chief Executive Officer, Aspect Medical Systems. “Above all, we are pleased to become part of a company that shares our commitment to evidence-based medicine and the development of products that help clinicians cost-effectively deliver better care.”
Assuming a December 31, 2009, closing, Covidien expects this transaction to dilute fiscal 2010 GAAP earnings per share, primarily due to a one-time charge for restructuring. On a non-GAAP basis, excluding the restructuring charge, the transaction is expected to be slightly dilutive to 2010 earnings per share; however, the underlying strength of Covidien’s existing businesses is expected to offset this dilution. As a result, Covidien does not anticipate this transaction will have a material impact on its fiscal 2010 sales or operating margin outlook.
Once the transaction has been completed, Covidien will report the Aspect business as part of its Oximetry and Monitoring product line in the Medical Devices segment.

ABOUT COVIDIEN
Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies. With 2008 revenue of $10 billion, Covidien has more than 41,000 employees worldwide in 59 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.
ABOUT ASPECT MEDICAL SYSTEMS, INC.
Aspect Medical Systems, Inc. is a global market leader in brain monitoring technology. To date, the Company’s Bispectral Index (BIS) technology has been used to assess approximately 34 million patients and has been the subject of more than 3,300 published articles and abstracts. BIS technology is installed in approximately 78 percent of hospitals listed in the July 2009 U.S. News and World Report ranking of America’s Best Hospitals and in approximately 74 percent of all U.S. operating rooms. In the last twelve months, BIS technology was used in approximately 19 percent of all U.S. surgical procedures requiring general anesthesia or deep sedation. Aspect Medical Systems has OEM agreements with nine leading manufacturers of patient monitoring systems. For more information, visit Aspect’s Web site at http://www.aspectmedical.com.
FORWARD-LOOKING STATEMENTS
Any statements contained in this communication that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. This release contains forward-looking information about Covidien’s proposed acquisition of Aspect Medical Systems, Inc., the timing of the anticipated transaction, the potential benefits of the anticipated transaction, Aspect’s clinical trials, products and product candidates and the potential benefits of such products and product candidates, and expected dilutive effect. Any forward-looking statements contained herein are based on Covidien’s and Aspect’s management’s current beliefs and expectations, but are subject to a number of risks, uncertainties and changes in circumstances, which may cause actual results or actions to differ materially from what is expressed or implied by these statements. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, the satisfaction of conditions to closing the agreement; the ability to successfully integrate Aspect’s operations and programs with Covidien’s and the time and resources required to do so, the uncertainties inherent in commercial, research and development activities, decisions by regulatory authorities regarding whether and when to approve any applications for such product candidates and other matters that could affect the availability or commercial potential of such product candidates; and competitive developments. These and other factors are identified and described in more detail in Covidien’s and Aspect’s filings with the SEC. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. We disclaim any obligation to update these forward-looking statements other than as required by law.
NON-GAAP Financial Information
This release contains a non-GAAP financial measure. This non-GAAP financial measure, which is used a measure of Covidien’s performance, should be considered in addition to, not as a substitute for, or superior to, measures of Covidien’s financial performance prepared in accordance with GAAP. A reconciliation of this non-GAAP financial measure to GAAP is provided in the text of this release. Covidien’s non-GAAP measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how Covidien defines its non-GAAP financial measures.
Specifically, any one-time charge for restructuring is excluded from the projected earnings per share dilution.

Covidien management uses this non-GAAP financial measure to gain an understanding of its comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. This non-GAAP financial measure is also used by Covidien’s management in their financial and operating decision-making because management believes it reflects the underlying economics of Covidien’s ongoing business in a manner that allows meaningful period-to-period comparisons. Such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand Covidien’s business and may, in some cases, be difficult to forecast accurately for future periods. Covidien’s management believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating Covidien’s current operating performance and future prospects in the same manner as management does if they so choose. Non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect Covidien’s operations. Covidien’s management compensates for this and other limitations by also considering Covidien’s financial results as determined in accordance with GAAP.
IMPORTANT INFORMATION ABOUT THE TENDER OFFER
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Aspect. Transformer Delaware Corp. (the “Merger Sub”), an indirect, wholly-owned subsidiary of Covidien, has not commenced the tender offer for the shares of Aspect stock described in this press release.
Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Aspect will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, Aspect, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by the Merger Sub and Aspect through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting:
Covidien
Investor Relations
508-452-4650
investor.relations@covidien.com
or
Aspect Medical Systems
Investor Relations
1-617-559-7000
bis_info@aspectms.com
SOURCE: Covidien
COVIDIEN
Eric Kraus
Senior Vice President
Corporate Communications

508-261-8305
eric.kraus@covidien.com
or
Coleman Lannum, CFA
Vice President
Investor Relations
508-452-4343
cole.lannum@covidien.com
or
Bruce Farmer
Vice President
Public Relations
508-452-4372
bruce.farmer@covidien.com
or
Brian Nameth
Director
Investor Relations
508-452-4363
brian.nameth@covidien.com
or
ASPECT
J. Neal Armstrong
Vice President and CFO
617-559-7162

EXHIBIT B
Aspect FAQs
General
Q. Why is Covidien acquiring Aspect?
A. The acquisition will allow Covidien to broaden its product offerings and add a market leading brain monitoring technology to its portfolio. The acquisition is consistent with Covidien’s strategy of expanding into adjacent market segments with the goal of enhancing the quality of life for patients and improving outcomes for customers. At the same time, Covidien provides Aspect with the scale and resources to accelerate growth of BIS and other Aspect products, to continue to invest in outcomes research, comparative effectiveness and innovation, and to support the strategy of providing products that are designed to improve patient outcomes. Both companies share a commitment to evidence-based medicine and the development of products that help clinicians cost-effectively deliver better care.
Q. What are the terms of the agreement?
A. Directors of both companies have unanimously approved the transaction, pursuant to which a wholly owned subsidiary of Covidien will pay $12.00 in cash per Aspect Medical share for a total of approximately $210 million, net of cash and short-term investments acquired. The transaction, which will take the form of an all cash tender offer followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by the end of calendar 2009.
It will be business as normal during this transition period and that there will be no change to our strategic relationships during this time.
Q. Will Covidien make any changes to Aspect’s operations or people?
A. No operational changes occur at this time, as we are two separate companies. Covidien greatly respects what Aspect’s employees have accomplished and looks forward to a great future together. Once the acquisition has been completed and Covidien better understands Aspect’s business, we expect some changes as we bring the organizations together.
Employee Note:
All questions that reference pay, compensation, service time and benefits will be deferred until after the close of the acquisition. Once the acquisition is complete, we will be better able to answer these questions.
Following the close of the acquisition we will be holding meetings to discuss the impact of this acquisition on employees. In addition to group meetings, we will discuss terms and conditions of employment with each employee privately.

Sales Reps
Q. Should I continue to sell to my customers?
A. Yes, you should continue business as usual.
Q. Will my customers be transferred to Covidien? Will I be able to keep all of my existing accounts?
A. It is our goal to retain all of Aspect’s customers. All territories, accounts and quotes will remain unchanged through the end of the current plan year.
Q. How should I interact with customers?
A. You should continue business as usual. In your discussions with our customers and healthcare professionals, it is important that you not speculate about the announcement and its expected impact on Aspect or provide any additional details you may have heard at the all employee meeting or read in employee materials. If you receive a customer question about the transaction, please refer them directly to Sales Management.
Q. How should I interact with the Covidien rep in my area?
A. The two companies will continue business as usual. Please treat all interactions with Covidien as you would any other external company. Do not share any company confidential data or anything that is not in the public domain at this time.
Q. Will Covidien reps carry Aspect’s products?
A. The two companies will continue business as usual until close.
Customer Service Phone Reps
Q. Should I answer the phone differently? Starting when?
A. There is no need to change the way you answer the phone at this point. After the close of the acquisition, you will be advised of any change.
Q. What should I tell callers who ask me about the sale?
A. Covidien has entered into a definitive agreement to purchase Aspect Medical Systems, Inc. How may I direct your call? If a member of the news media, refer call to:
Emily Anderson
617-559-7032 (office)
617-515-2000 (cell)

Suppliers, partners, etc.
Q. Will Covidien continue to use the same supplier, vendors, etc?
A. We expect that existing relationships with partners, suppliers and all other stakeholders will remain unchanged at this time as a result of this transaction.
Q. Will the terms and conditions of any agreements I currently have with Aspect be honored by Covidien?
A. We expect that existing relationships with partners, suppliers and all other stakeholders will remain unchanged at this time as a result of this transaction
Q. Will you inform us if the acquisition is final?
A. Yes.
Customers
Q. Should I continue to deal with my same Aspect sales representative?
A. Yes, you should continue to work with your Aspect sales representative.
Q. Do I continue to send my invoice payments to the same place?
A. Yes, for the time being.
Q. Will the terms and conditions of any agreements I currently have with Aspect be honored by Covidien?
A. We expect that existing relationships with partners, suppliers and all other stakeholders will remain unchanged at this time as a result of this transaction
Q. Can I count on the continuity of supply for my orders?
A. Yes.
Q. Will you inform us if the acquisition is final?
A. Yes.
FORWARD LOOKING STATEMENTS
Any statements contained in this communication that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. This communication contains forward-looking information about Covidien’s proposed acquisition of Aspect Medical Systems, Inc., the timing of the anticipated transaction, the potential benefits of the anticipated transaction, Aspect’s clinical trials, products and product candidates and the potential benefits of such products and product candidates, and expected dilutive effect. Any forward-looking statements contained herein are based on Covidien’s and Aspect’s management’s current beliefs and expectations, but are subject to a number of risks, uncertainties and changes in circumstances, which may cause actual results or actions to differ materially from what is expressed or implied by these statements. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, the satisfaction of conditions to closing the agreement; the ability to successfully integrate Aspect’s operations and programs with Covidien’s and the time and resources required to do so, the uncertainties inherent in commercial, research and development activities, decisions by regulatory authorities regarding whether and when to approve any applications for such product candidates and other matters that could affect the availability or commercial potential of such product candidates; and competitive developments. These and other factors are identified and described in more detail in Covidien’s and Aspect’s filings with the SEC. We caution investors not to place undue reliance on the forward-looking statements contained in this communication. We disclaim any obligation to update these forward-looking statements other than as required by law.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Aspect. Transformer Delaware Corp. (the “Merger Sub”), an indirect, wholly-owned subsidiary of Covidien, has not commenced the tender offer for the shares of Aspect stock described in this communication.
Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Aspect will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, Aspect, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by the Merger Sub and Aspect through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting: Aspect Medical Systems, Investor Relations, 1-617-559-7000, bis_info@aspectms.com.